UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

843611104

(CUSIP Number)

Armando Ortega Gómez

General Counsel

Grupo México, S.A. de C.V.

Baja California 200

Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

Armando Ortega Gómez

General Counsel

Grupo Minero México Internacional, S.A. de C.V.

Baja California 200

Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

J. Eduardo González Félix

President and CEO

Americas Mining Corporation

2575 East Camelback Road, Suite 500

Phoenix, Arizona 85016

Tel. (602) 977-6500

and

Ernesto Durán Trinidad

 Comptroller

SPHC II Incorporated

2575 East Camelback Road, Suite 500

Phoenix, Arizona 85016

Tel. (602) 977-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

copy to:

Michael L. Fitzgerald, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5224

October 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A. de C.V. 13-1808503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,529,649

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,529,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,529,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.4% of total Common Shares, (1) 65.8 of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo Minero México Internacional, S.A. de C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,529,649

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,529,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,529,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.4% of total Common Shares, (1) 65.8 of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation 86-1010884

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,529,649

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,529,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,529,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.4% of total Common Shares, (1) 65.8 of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SPHC II Incorporated 13-3700414

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,348,949

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,348,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,348,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.2% of total Common Shares, (1) 65.8% of Class A Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

Grupo México, S.A. de C.V. (“Grupo México”), Grupo Minero México Internacional, S.A. de C.V. (“GMMI”), Americas Mining Corporation (“AMC”), and SPHC II Incorporated (“SPHC II”), (collectively, Grupo México, GMMI, AMC, and SPHC II, the “Reporting Persons”) hereby amend the report on Schedule 13D regarding shares of Southern Peru Copper Corporation (the “Company”), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 16, 2001, on February 11, 2003 and March 31, 2003 (collectively with this Amendment No. 8, the “Schedule 13D”). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.	Security and Issuer
This Schedule 13D relates to Common Stock of the Company, $0.01 par value per share and Class A Common Stock of the Company, $0.01 par value per share (collectively, the “Company Common Stock”).

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer on the date hereof of Grupo México. The information set forth in Annex I hereto is incorporated herein by reference.

Annex II hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer of GMMI. The information set forth in Annex II hereto is incorporated herein by reference.

Annex III hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex III hereto is incorporated herein by reference.

Annex IV hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer of SPHC II. The information set forth in Annex IV hereto is incorporated herein by reference.

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed in Annex I through Annex IV hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Since the filing of Amendment No. 7 to this Schedule 13D (filed on March 31, 2003), Controladora Minera México, S.A. de C.V. has merged into GMMI and therefore is no longer a Reporting Person.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

As previously announced in the Company’s report filed on Form 8-K on October 21, 2004, the Company entered into a merger agreement, dated October 21, 2004 (the “Merger Agreement”), under which Grupo México, the Company’s largest stockholder, will, through its subsidiary, AMC, sell to the Company all of its shares of its subsidiary, Minera México, S.A. de C.V. (“MM”), representing 99.15% of the outstanding shares of MM, in return for the issuance to AMC of approximately 67.2 million shares of Company Common Stock.  This summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated hereto by reference to the current Company report filed on Form 8-K on October 22, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Title

1

Agreement and Plan of Merger, dated October 21, 2004, by and among Southern Peru Copper Corporation, SPCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation, and Minera México S.A. de C.V., (incorporated by reference to Exhibit 2.1 to Southern Peru Copper Corporation’s Current Report on Form 8-K dated October 22, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2004

GRUPO MÉXICO, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

GRUPO MINERO MÉXICO INTERNATIONAL, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

AMERICAS MINING CORPORATION

/s/ J. Eduardo González Félix
Name: J. Eduardo González Félix
Title: President and CEO

SPHC II INCORPORATED

/s/ Ernesto Durán Trinidad
Name: Ernesto Durán Trinidad
Title: Comptroller

Annex I

GRUPO MÉXICO

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO.  The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México.  Each such person is a citizen of México.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota-Velasco	Baja California 200 06760 México City	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México.
Genaro Larrea Mota-Velasco	2575 East Camelback Road Suite 500 Phoenix, Arizona 85016	Director	Private Business
Juan I. Gallardo Thurlow	Monte Caucaso 915, Fl. 4 11000 México City	Director	President and Chairman of the Board of Grupo Azucarero de México, S.A. de C.V.
Romulo O’Farril Jr.	Avenue San Jeronimo 790-A 11000 México City	Director	President and General Director of Novedades de Acapulco, S.A. de C.V.
Claudio X. Gonzalez	Jose Luis LaGrange 103, Fl. 3 11510 México City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A de C.V.
Jose Mendoza Fernandez	Privada Juarez 43 04000 México City	Director	Chairman of the Board of Desarrollos Industriales Immobiliarios, S.A de C.V.
Prudencio Lopez Martinez	Vasco de Quiroga 2121, Fl. 2 01210 México City	Director	President of Sanvica, S.A. de C.V.
Antonio Madero Bracho	Monte Pelvoux 220, Fl. 8 11000 México City	Director	Executive President of San Luis Corporacion, S.A. de C.V.
Luis Tellez Kuenzler	Paseo de Los Tamarindos 400, Torre B, Fl. 32 05120 México City	Director	Executive Vice President of Grupo Desc, S.A. de C.V.
Emilio Carrillo Gamboa	Plaza ScotiaBank, Blvd. Manuel Avila Camacho 1-609 11009, México City	Director	Partner of Bufete Carillo, S.C.
Agustin Santamarina V.	Campos Eliseos 345 11560 México City	Director and Secretary of the Board	Partner of Santamarina y Steta, S.C.
Xavier Garcia de Quevedo Topete	Baja California 200 06760 México City	Director	President of Minera México, S.A. de C.V.
Oscar Gonzalez Rocha	Av. Caminos del Inca 171 Lima, Peru	Director	President of Southern Peru Copper Corporation
Alfredo Casar Perez	Bosque de Ciruelos 99 11700 México City	Director	President and Managing Director of Ferrocarril Mexicano, S.A. de C.V.
Armando Ortega Gomez	Baja California 200 06760 México City	Assistant Secretary and General Counsel	General Counsel of Grupo México
Valentín Diez Morodo	Campos Elíseos 400 11000 México City	Director	Sales and Exports Vice-President of Grupo Modelo

Annex II

GMMI

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF GMMI. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of GMMI. Each such person is a citizen of México.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota- Velasco	Baja California 200 06760 México City	President, Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México
Claudio X. Gonzalez	Jose Luis LaGrange 103, Fl. 3 11510 México City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A de C.V.
Antonio Madero Bracho	Monte Pelvoux 220, Fl. 8 11000 México City	Director	Executive President of San Luis Corporacion, S.A. de C.V.
Luis Tellez Kuenzler	Paseo de Los Tamarindos 400, Torre B, Fl. 32 05120 México City	Director	Executive Vice President of Grupo Desc, S.A. de C.V.
Agustin Santamarina V.	Campos Eliseos 400, Floor 19 11560 México City	Director	Partner of Santamarina y Steta, S.C.

Annex III

AMC

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of México.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota-Velasco	Baja California 200 06760 México City	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México
Oscar Gonzalez Rocha	Av. Caminos Del Inca 171 Lima, Peru	Director	President of Southern Peru Copper Corporation
Xavier Garcia de Quevedo Topete	Baja California 200 06760 México City	Director, Vice President and Chief Operating Officer	President of Minera México, S.A. de C.V.

Annex IV

SPHC II

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF SPHC II. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of SPHC II. Each such person is a citizen of México.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
German Larrea Mota-Velasco	Baja California 200 06760 México City	Chairman of the Board of Directors and Chief Executive Officer	Director, Chairman of the Board and Chief Executive Officer of Grupo México
Ernesto Duran Trinidad	Baja California 200 06760 México City	Controller and Vice President	Corporate Comptroller of Grupo México
Armando F. Ortega Gomez	Baja California 200 06760 México City	Director and Secretary	General Counsel of Grupo México